UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 February 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

RETIRED CHIEF EXECUTIVE, MYLES LEE: REMUNERATION ARRANGEMENTS

As previously announced, Myles Lee retired as Chief Executive and from the Board of CRH plc on 31 December 2013.  Information in relation to Mr. Lee's remuneration arrangements on retirement are set out below.

•   Remuneration Payments: All outstanding salary and pension entitlements were paid in respect of the period to Mr. Lee's retirement prior to 31 December 2013 and will be disclosed in the 2013 Directors' Remuneration Report.  No payment for loss of office was made to Mr. Lee.

       As Mr. Lee was in employment to 31 December 2013 he will receive an annual bonus in respect of 2013, equivalent to 35.6% (€420,552) of his base salary.  Further details in relation to the annual bonus will be disclosed in the           2013 Directors' Remuneration Report.

•   Long-term Incentive Awards: The Remuneration Committee of CRH plc (the "Committee") has determined that the following arrangements should apply in relation to Mr. Lee's outstanding share incentive awards:

Outstanding Share Incentive Awards
Treatment of Outstanding Awards
2010 Share Option Scheme	- 2011 award lapses in full;
- 2012 award subject to performance in respect of period 2012 - 2014 to be measured at the normal time; award will be pro-rated for time; - No award granted in 2013
2006 Performance Share Plan	- 2011 award will vest based on performance to 31 December 2013, determined to be 49% of maximum;
- 2012 award subject to performance in respect of period 2012 - 2014 to be measured at the normal time; award will be pro-rated for time; - No award granted in 2013
2000 Share Option Scheme
-      Vested awards must be exercised within 12 months of retirement, i.e. by 31 December 2014, or the expiry date of the option if earlier;
-      Unvested awards will remain subject to performance and may be exercised for 12 months from vesting.

   Further details in relation to Mr. Lee's share incentive awards will be disclosed in the 2013 Directors' Remuneration Report.

•   Chief Executive - Long-term Incentive Plan (2009 CEO LTIP): Mr. Lee also participated in a cash based long-term incentive plan, which incorporated targets set for the five year-period 2009 - 2013.  The Committee has determined that a payout level of 33.7% (€778,127) of the maximum earnings potential under the 2009 CEO LTIP is appropriate.  The payment under the 2009 CEO LTIP, which will be made in 2014, is non-pensionable.  Further details in relation to the structure of the 2009 CEO LTIP will be disclosed in the 2013 Directors' Remuneration Report.

•   Consultancy Agreement: At the request of the current Chief Executive, Mr. Lee has entered into an agreement to provide consultancy services to the Group, for a maximum of 40 days per year at a rate of €2,500 per day.

25th February 2014

Contact
Neil Colgan
Company Secretary
Tel: +353 1 6344340

CRH public limited company
(Registrant)

Date: 25 February 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director